February 13, 2025

Kai Liekefett
Partner
Beacon Roofing Supply, Inc.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

        Re: Beacon Roofing Supply, Inc.
            Schedule 14D-9 filed February 7, 2025
            SEC File No. 5-80234
Dear Kai Liekefett:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms have the same meaning as in your filing.

Schedule 14D-9 filed February 6, 2025
Reasons for the Recommendation, page 29

1. Refer to the last paragraph on page 29. Identify by footnote or otherwise the twelve brokers referenced, including the six who you assert have reported price targets for
       Beacon's Shares above the Offer price.
2. Refer to the disclosure in the first full paragraph on page 32 stating that in response to the public disclosure of QXO's offer, the Board authorized its financial advisor J.P.
       Morgan to reach out to a group of third parties to explore possible "alternatives to the
       Offer and the Company's standalone plan..." Refer to Item 7 of Schedule TO and Item
       1006(d) of Regulation M-A. Revise to state whether or not the Company is engaged in any negotiations that could result in any of the matters enumerated in Item
       1006(d)(1)(i) or (ii). We direct your attention to the Instruction to
Item 1006(d)(1)
       regarding disclosure that should be provided where negotiations are in a preliminary
 February 13, 2025
Page 2

       stage. To the extent applicable, please additionally provide the disclosure required by
       Item 1006(d)(2).
General

3. The opinions of J.P. Morgan Securities and Lazard Freres state that neither opinion expresses a view of the fairness of the Offer from a financial point of view, but both opine that the consideration payable in the Offer is "inadequate" from a financial point of view. So that shareholders may better understand the substance of the opinions, where you discuss them and the Board's reliance on its fairness advisors in recommending rejection of the Offer, explain the difference between finding the
       Offer consideration inadequate versus failing to find it fair in this context.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions